Exhibit 99.2

Interim Report

2nd Quarter 2003

Overview

Dear shareholder

We are pleased to report strong operating results in the second quarter that are fully in line with our objectives of profitable growth and cash generation. We believe this performance demonstrates the strength and resilience of our company in the reconstructive, spinal and dental implant markets. In local currency terms, sales increased by 7% in the second quarter and 9% for the first six months. Sales in Swiss franc terms declined by 1% in the second quarter and for the first six months, to CHF 316 million and CHF 634 million respectively, compared to last year due primarily to a weaker US dollar.

EBITDA(1) increased by 11% to CHF 84 million in the second quarter and increased by 3% to CHF 163 million in the first six months over the same period last year, driven by the benefits of cost savings implemented in the second half of 2002 in the European operations of the Orthopedics Division and a positive currency effect. EBITDA(1) as percentage of sales increased from 23.9% to 26.6% for the second quarter and increased from 24.9% to 25.7% for the first six months compared to the same period last year.

The second quarter results were influenced by a 5% increase in the costs recognized for the previously disclosed hip and knee implant litigation (CHF 61 million), income related to an agreement with ATS Medical, Inc. (CHF 10 million), and costs directly related to the potential takeover of Centerpulse (CHF 11 million).

News of two competing tender offers submitted to Centerpulse shareholders by Smith & Nephew Group plc and Zimmer Holdings, Inc. dominated the second quarter. On April 25, 2003 Smith & Nephew launched its offer, which had been pre-announced on March 20, 2003. On May 20, 2003 Zimmer pre-announced a competing offer, which was submitted to shareholders on June 19, 2003. The offer period of both offers ends on August 27, 2003, according to the current timetable.

Results 2nd quarter 2003 (unaudited, in millions CHF)

			Change in %
Overview	April-June 2003	April-June 2002	In CHF	In local currencies
Net Sales	316	318	-1%	7%
EBITDA(1)	84	76	11%	20%
Net Income(2)	27	51	-47%	na

EBITDA as percentage of net sales(1)	26.6%	23.9%
Net Income as percentage of net sales	8.5%	16.0%

Foreign Exchange Rates	Average rates in CHF		Closing date rates in CHF
	Jan.-June 2003	Jan.-June 2002	June 30, 2003	Dec. 31, 2002
1 USD	1.35	1.64	1.36	1.39
1 GBP	2.17	2.37	2.24	2.23
1 EUR	1.49	1.47	1.55	1.45

(1)        EBITDA = Operating income before depreciation, goodwill amortization of continuing operations; gain on the sale of discontinued operations; transaction costs/gain on contractual settlement and hip and knee implant litigation.

(2)        Including discontinued operations.

Group result

Sales increased 7% in local currencies to CHF 316 million (prior year CHF 318 million) in the second quarter and increased 9% in local currencies for the first six months to CHF 634 million (prior year CHF 639 million). In Swiss franc terms, sales decreased by 1% for the second quarter and the first six months compared to the same periods last year, due primarily to a weaker US dollar.

Gross profit decreased by 2% to CHF 212 million in the second quarter (prior year CHF 216 million). This reduction was a result of the decrease in sales of CHF 2 million coupled with an increase in cost of sales of CHF 2 million. The gross margin decreased to 67.1% in the second quarter from 67.9% in the same period last year. This development was primarily the result of an increase in obsolescence reserves in the Spine-Tech and Orthopedics Divisions in North America. For the first six months, gross profit decreased by 2% to CHF 426 million from CHF 434 million for the same period in 2002. The gross margin decreased to 67.2% in the first half from 67.9% in the same period last year.

EBITDA(1) increased by 11% to CHF 84 million in the second quarter from CHF 76 million in 2002 and EBITDA(1) in the first six months increased by 3% to CHF 163 million from CHF 159 million in 2002. EBITDA(1) as percentage of sales increased from 23.9% to 26.6% quarter-on-quarter and increased from 24.9% to 25.7% for the first six months. The increase in the EBITDA(1) margin for the second quarter was mainly driven by cost savings achieved in the Orthopedics Division in Europe, which are a direct result of measures initiated in the second half of last year. In addition, favourable currency effects of CHF 6 million positively impacted the result.

There was an operating loss of CHF 4 million in the second quarter 2003 (compared to an operating income of CHF 56 million for the same period last year) and operating income of CHF 64 million for the first six months (prior year CHF 115 million). The second quarter operating result includes a 5% or CHF 61 million increase of costs recognized for the previously disclosed hip and knee implant litigation, transaction costs/gain on contractual settlement of net CHF 1 million expenses (CHF 0 in 2002) and the operating loss of discontinued operations of CHF 1 million (operating income of CHF 8 million in 2002).

Sales Centerpulse Group (unaudited, in millions CHF)

	Europe	North America	Rest of World	Total
2nd quarter 2002	150	136	32	318
2nd quarter 2003	155	129	32	316
Growth rate in %
In CHF	4	-5	-1	-1
In local currencies	2	14	8	7

Transaction costs/gain on contractual settlement for the quarter included expenses of CHF 11 million related to the potential takeover of Centerpulse (in total CHF 16 million for the first six months) and the income of CHF 10 million from ATS Medical, Inc.

Financial income was CHF 21 million for the second quarter (prior year CHF 12 million) and CHF 12 million for the first six months (prior year CHF 11 million). The financial income for the second quarter was driven by exchange rate gains on financial items, which more than offset interest expenses and amortization of financing costs.

Net income for the second quarter decreased by 47%, to CHF 27 million, from CHF 51 million in the same period of 2002. The increase in the provisions for the previously announced hip and knee implant litigation settlement and transaction costs/gain on contractual settlement more than offset the operational earnings improvements. Net income for the first six months of 2003 decreased by 25% to CHF 71 million (prior year CHF 95 million).

Cash flow from operating activities was CHF 101 million in the second quarter of 2003 (prior year CHF 27 million) and CHF 88 million for the first six months of 2003 (prior year CHF 25 million). This significant increase in operating cash flow was mainly the result of strong operating performance. It also included approximately CHF 45 million in cash outflow in the first six months, of which 25 million occurred in the second quarter, attributable to the hip and knee implant litigation and costs related to the potential takeover of Centerpulse.

Divisions

Orthopedics Division

Sales at the Orthopedics Division increased by 6% in local currencies to CHF 238 million in the second quarter. EBITDA(1) increased significantly from CHF 69 million to CHF 78 million year-on-year, and the EBITDA(1) margin increased from 29.2% to a record of 32.8%. This positive result was mainly achieved through cost savings within the European operations and favourable currency effects. Operating income

Sales Orthopedics Division

(unaudited, in millions CHF)

	Europe	North America	Rest of World	Total
2nd quarter 2002	138	74	24	236
2nd quarter 2003	142	71	25	238
Growth rate in %
In CHF	3	-4	4	1
In local currencies	1	15	12	6

decreased to CHF 1 million (prior year CHF 56 million). The main reason for this decrease was the impact of a CHF 64 million increase in provisions for the hip and knee implant litigation settlement in the US and costs related to the possible takeover of Centerpulse.

Sales growth in North America reached 15% in local currencies, which is in line with the estimated market growth. Growth in sales of knee implants in North America was 14% whereas growth of hip implants was 13% in local currencies. The primary drivers were the Natural Knee™ unicompartemental system, the Natural Knee™ II system, the highly cross-linked polyethylene components for both hip and knee (Durasul®) and the Alloclassic® hip system. The trend towards minimally invasive surgery continues to become more important and is addressed by the CARE™ MIS program and the Bio Skills Learning Lab, where surgeons are being trained in the latest surgical techniques for both hip and knee implants.

In Europe, the sales growth was 1% in local currencies. Sales growth for hip implants was 2% and growth for knee implants was flat in local currencies. Sales growth in Switzerland, the Netherlands, the UK and Sweden was remarkable. Belgium achieved outstanding sales growth (28% in local currency) during the quarter. Sales growth was flat as expected in the major markets Germany, France and Italy due to the continued pricing pressure coupled with our increased focus on profitability and cash generation. These objectives led also to a significant decrease in sales to third party distributors. – The primary product growth drivers were again the INNEX® knee system and the CLS® and Alloclassic® cementless hip system. The new DUROM™ hip resurfacing system was launched in major markets in Europe towards the end of the second quarter and enables the company to offer an innovative solution to treat younger and more active patients.

In Japan, sales growth in local currency was 27%, which was again significantly above the estimated market growth. The Natural Hip™ and the Natural Knee™, together with the highly cross-linked Durasul® components, were the strongest contributors to the growth in that market.

Spine-Tech Division

Sales at the Spine-Tech Division were CHF 44 million in the second quarter, an increase of 9% in local currencies, and significantly higher than the 2% growth in local currencies reported in the previous quarter. EBITDA(1) decreased to CHF 7 million (prior year CHF 14 million) and the respective margin decreased from 29.2% to 15.9% year-on-year mainly due to increased inventory obsolescence

Sales Spine-Tech Division

(unaudited, in millions CHF)

	Europe	North America	Rest of World	Total
2nd quarter 2002	5	41	2	48
2nd quarter 2003	5	38	1	44
Growth rate in %
In CHF	9	-8	-41	-7
In local currencies	7	11	-40	9

reserves. Operating income also decreased from CHF 2 million to an operating loss CHF 3 million. The primary reasons for this decrease were the lower gross profit and higher selling and marketing costs related to planned product introductions.

In North America, the company successfully launched two new products in the second quarter: the Optima™ inner-set pedicle screw system, which broadens the company’s lumbar fusion offerings, and the cervical specialty graft to complement its allograft options. The primary growth drivers were the ST 360°™ pedicle screw system, which was launched in the previous quarter, the Trinica™ and Trinica Select™ cervical plates and the Puros™ allografts. The cage market continued to decline, but the new products launched have more than offset the decrease of cage sales. In July 2003, the company received FDA approval for the BAK™ Vista™

(1)        Please see note on page 2.

radiolucent cage and began to market it immediately. The BAK™ Vista™ is the only radiolucent cage approved for stand-alone use in the US and management expects this product to further stabilize its cage sales in the following quarters.

In Europe, the sales growth was 7% in local currencies. The Dynesys® dynamic stabilisation system for the lumbar spine continues to be the main growth driver in this region. The PASS™ pedicle screw system also contributed positively to sales growth.

Dental Division

Sales at the Dental Division were CHF 34 million in the second quarter, a 13% increase in local currencies, which was in line with the estimated market growth. EBITDA(1) decreased to CHF 7 million from CHF 9 million year-on-year. The EBITDA(1) margin decreased to 20.6% in the second quarter (26.5% in 2002), but was significantly above the margin reported for the previous quarter (16.3%). Operating income

Sales Dental Division

(unaudited, in millions CHF)

	Europe	North America	Rest of World	Total
2nd quarter 2002	7	21	6	34
2nd quarter 2003	8	20	6	34
Growth rate in %
In CHF	7	-4	-7	-3
In local currencies	16	15	3	13

decreased to CHF 5 million from CHF 6 million year-on-year. An increase in selling, general and administrative expenses more than offset the improvement in cost of sales.

Sales growth in North America and in Europe was 15% and 16% in local currencies, respectively, which were either in line with or above the estimated market growth. France and Spain have contributed strongly to the growth, whereas Germany and Israel were below expectations and offset positive developments in Korea and Japan. The company further continues with its successful Peer Practicum® educational programs to target general practitioners and its Smart StepsSM campaign.

In the second quarter, the company launched the reusable Driva™ drills, which enhances the ease of use of the implant systems offered. The primary drivers for sales growth were the Tapered Screw-Vent™ and the Puros™ bone products.

Outlook

The half-year results demonstrate the strength and resilience of our performance and our strong position in the reconstructive, spinal and dental implant markets, notwithstanding the current uncertainty related to the bid activity for the company.

However, any delay in the takeover timetable as recommended by the Swiss Takeover Board may have a negative impact on the business. If the takeover process remains within the current timetable, we can confirm our previously disclosed objectives for the full-year as follows: Sales growth of at least 10% in local currencies and an EBITDA(1) margin in the range of 24% to 25%. After a careful analysis of all strategic options, the Board of Directors of Centerpulse has concluded that a combination of Centerpulse with either Smith & Nephew or Zimmer offers an unique opportunity to create an industry leader and would better serve the long-term interests of patients, surgeons, employees and shareholders than the continued independence of Centerpulse. The Board will make a final recommendation in due course. The offer period for both offers ends on August 27, 2003, according to the current timetable.

Max Link

CEO and Chairman of the Board

Consolidated Income Statement

(unaudited; in millions CHF, except share/ADS data)

	Notes	Three months April-June		Six months January-June
		2003	2002	2003	2002
			restated(1)		restated(1)

Net Sales	2	316	318	634	639
Cost of Sales		-104	-102	-208	-205

Gross Profit		212	216	426	434

Selling, general and administrative expense		-132	-138	-263	-271
Research and development expense		-18	-19	-37	38
Other operating income/expense		6	0	7	0
Goodwill amortization		-9	-11	-19	-22
Hip and knee implant litigation	6	-61	0	-61	0
Transaction costs/gain on contractual settlement	7	-1	0	-6	0
Operating income from discontinued operations	3	-1	8	-1	12
Gain on the sale of discontinued operations	5	0	0	18	0

Operating income	2	-4	56	64	115

Financial income/expense		21	12	12	11
Income before taxes		17	68	76	126
Taxes		10	-16	-4	-30
Income before minority interests		27	52	72	96
Minority interests		0	-1	-1	-1
Net Income		27	51	71	95

Basic earnings per share		2.27	5.13	5.99	9.55
Basic earnings ADS		0.23	0.51	0.60	0.95
Diluted earnings per share		2.21	5.01	5.93	9.43
Diluted earnings ADS		0.22	0.50	0.59	0.94

Number of shares outstanding (’000s)		11886	9956	11854	9948

(1)        Restated to segregate operating income and expenses of the discontinued operations from continuing operations.

CHF 5 million expenses in relation to the potential merger recorded as Non-operating expenses in the first quarter are reclassified to Transaction costs/gain on contractual settlement.

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheet

(unaudited; in millions CHF)

	Notes	June 30 2003	December 31 2002
			restated(1)

Assets
Intangible assets		544	577
Property, plant and equipment		183	183
Investments and other financial assets		32	70
Deferred income taxes		557	529
Non-current assets of discontinued operations	3	0	56
Total non-current assets		1316	1415

Inventories		316	317
Trade accounts receivables		304	266
Other accounts receivable and prepaid expenses		119	73
Cash and cash equivalents		233	194
Current assets of discontinued operations	3	0	73
Total current assets		972	923
Total assets		2288	2338

Equity and liabilities
Shareholders’ equity		1303	1270
Minority interests		10	8

Liabilities
Non-current borrowings	9	351	477
Deferred income taxes		18	19
Non-current provisions		156	159
Other non-current liabilities		0	2
Non-current liabilities of discontinued operations	3	0	12
Total non-current liabilities		525	669

Current borrowings		80	70
Current provisions	8	133	89
Trade accounts payable		50	59
Other current and accrued liabilities		187	156
Current liabilities of discontinued operations	3	0	17
Total current liabilities		450	391

Total liabilities		975	1060

Total equity and liabilities		2288	2338

(1)        Restated to segregate assets and liabilities of the discontinued operations from continuing operations.

The accompanying notes are an integral part of these financial statements.

Condensed Consolidated Statements of Shareholders’ Equity

(unaudited; in millions CHF)

	Share Capital	Additional paid-in capital	Retained earnings	Cumulative translation adjustment	Treasury Stock	Total
December 31, 2001	300	769	-427	158	-16	784
Increase in treasury stock	0	0	0	0	-1	-1
Options exercised	0	0	0	0	0	0
Net income	0	0	95	0	0	95
Currency translation adjustments	0	0	0	-53	0	-53
Comprehensive income(1)	0	0	95	-53	0	42
June 30, 2002	300	769	-332	105	-17	825

December 31, 2002	356	954	-90	67	-17	1270
Increase in treasury stock	0	0	0	0	-1	-1
Options exercised	3	12	0	0	0	15
Net Income	0	0	71	0	0	71
Currency translation adjustments	0	0	0	-52	0	-52
Comprehensive income(1)	0	0	68	-52	0	16
June 30, 2003	359	966	-19	15	-18	1303

(1)        Comprehensive income includes changes in equity, other than those arising from investment by owners and distributions to owners.

The accompanying notes are an integral part of these financial statements.

Consolidated Cash Flow Statement

(unaudited; in millions CHF)

	Three months April-June		Six months January-June
	2003	2002	2003	2002
		restated(1)		restated(1)
Net income	28	46	73	89
Minority interests	0	1	1	1
Gain on the sale of discontinued operations	0	0	-18	0
Depreciation and amortization	26	28	50	56
Change in provisions	49	-1115	44	-1153
Change in net current assets and long-term receivables	26	1048	-37	1017
Other non-cash items, net	-28	7	-30	5
Operating cash flow from discontinued operations	0	12	5	10
Cash flow from operating activities	101	27	88	25

Purchase/sale of intangible assets	0	0	0	-2
Purchase/sale of tangible assets	-13	-10	-25	-30
Acquisitions including minority investments	0	-5	-1	-21
Proceeds from divestures incl. minority investments	-8	0	96	0
Purchase/sale of long-term financial assets	27	-13	28	-10
Cash flow from investing activities from discontinued operations	0	-3	-1	-2
Cash flow from investing activities	6	-31	97	-65

Proceeds from issuance of share capital	11	0	15	0
Change in treasury stock	-2	0	-1	0
Change in borrowings	12	-8	-108	-4
Dividends	0	0	0	0
Cash flow from financing activities from discontinued operations	0	0	0	0
Cash flow from financing activities	21	-8	-94	-4

Net effect of currency translation on cash and cash equivalents	-48	-5	-57	-5
Change in cash and cash equivalents	80	-17	34	-49

Cash and cash equivalents as of prior period end	153	124	199	156
Cash and cash equivalents as of period end	233	107	233	107

The discontinued operations paid out CHF 85 million dividends to the group in 2003 and CHF 7 million in 2002.

1)            Restated to segregate cash flow from operations, investing and financing activities of the discontinued operations from continuing operations.

The accompanying notes are an integral part of these financial statements.

Notes to the consolidated Financial Statements

1.   Accounting policies

These consolidated financial statements are prepared in accordance with IAS 34 “Interim Financial Reporting”. The accounting policies used in the preparation of the consolidated financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2002.

The business of Centerpulse faces a moderate level of seasonality. Due to the holiday season in Europe during the third quarter, the period July to September is typically the weakest within the year.

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The consolidated financial statements should be read in conjunction with Centerpulse’s 2002 annual consolidated financial statements.

2.   Segment information

In 2002 the Group changed its reporting structure from two segments to four segments. Since the change the Group’s business has been managed on a worldwide basis and structured into four operating segments. The Orthopedics Division develops, manufactures and distributes hip, knee and other orthopedic implants. The Spine-Tech Division develops and distributes spinal implants. The Dental Division develops, manufactures and distributes dental implants.

Discontinued operations consist of the Cardiovascular Division, which develops, manufactures and distributes heart valves including repair products, vascular grafts and stents. The sale of the Cardiovascular Division was completed on January 21, 2003.

Subsequent to this divestment the company comprises of the three remaining global businesses (Orthopedics, Spine-Tech and Dental).

The Group’s further operating activities consist of biologic activities and Group management, including the costs of holding, financing and managing Centerpulse.

Segment information (unaudited; in millions CHF)

	Orthopedics Division	Spine-Tech Division	Dental Division	Biologics/ Group Mgt.	Discont. Operations	Total
Six months ended June 30, 2002
Sales	478	95	66	0	—	639
Operating income/loss	117	3	8	-25	12	115
Hip and knee implant litigation	0	0	0	0	0	0
Transaction costs/gain on contractual settlement	0	0	0	0	0	0
Depreciation and amortization	-26	-24	-6	0	-10	-66

Six months ended June 30, 2003
Sales	485	85	64	0	—	634
Operating income/loss	65	-6	7	-19	17	64
Hip and knee implant litigation	-61	0	0	0	0	-61
Transaction costs/gain on contractual settlement	-3	0	0	-3	0	-6
Depreciation and amortization	-24	-20	-5	0	-1	-50

Sales of Discontinued Operations was CHF 7 million in 2003 and CHF 127 million in 2002.

Three months ended June 30, 2002
Sales	236	48	34	0	—	318
Operating income/loss	56	2	6	-16	8	56
Hip and knee implant litigation	0	0	0	0	0	0
Transaction costs/gain on contractual settlement	0	0	0	0	0	0
Depreciation and amortization	-13	-12	-3	0	-5	-33

Three months ended June 30, 2003
Sales	238	44	34	0	—	316
Operating income/loss	1	-3	5	-6	-1	-4
Hip and knee implant litigation	-61	0	0	0	0	-61
Transaction costs/gain on contractual settlement	-3	0	0	2	0	-1
Depreciation and amortization	-13	-10	-2	0	0	-25

Sales of Discontinued Operations was CHF 0 million in 2003 and CHF 62 million in 2002.

3.   Discontinued operations

On June 12, 2002 the Group announced its plans to divest of the Cardiovascular Division and to focus on its core businesses of orthopedics, spine and dental. On November 7, 2002, the Group announced the closing of the sale of IntraTherapeutics, Inc. to ev3 Inc., a portfolio company of private equity firms Warburg Pincus LLC and The Vertical Group. On November 18, 2002, the Group announced the closing of the sale of Vascutek Ltd. to Terumo Corporation of Japan. On January 21, 2003, the Group announced the closing of the sale of Carbomedics, Inc. and Mitroflow Corp. to the Italian medical device company Snia S.p.A. With the sale of Carbomedics and Mitroflow the divestiture of the Cardiovascular Division was completed.

The impact of the business divested in January 2003 on the consolidated financial statements was as follows:

Sales CHF 7 million, Operating income CHF – 1 million, Taxes CHF 1 million, Assets CHF 92 million, of which cash 1 million, Liabilities CHF 26 million.

4.   Acquisitions

In January 2003 the Dental Division set up a new direct sales operation in Spain. The two former distributors for Dental in Spain, Guidance Dental S.L. and Miladental S.A., have been merged into the new company, Centerpulse Dental Ibérica S.L. For this purpose the Group acquired Guidance Dental for a purchase price consideration of EUR 1.4 million and integrated Miladental into the new company.

Total assets acquired amount to EUR 0.8 million, of which cash EUR 0.04 million, and total liabilities amount to EUR 0.7 million.

The effect on sales from the acquisition is not material.

No acquisitions took place in the second quarter 2003 or in the first and second quarter 2002 respectively.

5.   Gain on the sale of discontinued operations

The pre-tax gain on the sale of the Cardiac Care business in January 2003 amounted to CHF 18 million. The USD 36 million subordinated loan, which was part of the purchase price, remains in the balance sheet in “Other accounts receivable and prepaid expenses”.

6.   Hip and knee implant litigation

In the second quarter 2003 the total costs recognized for the hip and knee implant litigation were increased by 5% from USD 873 million, which was reserved in 2001, to USD 918 million. The additional provision of USD 45 million or CHF 61 million covers estimated additional costs based on the US Class Action Settlement Agreement dated March 13, 2002, for hip and knee revisions in excess of 4000 and revisions on reprocessed shells over 64. As of August 1, the Claims Administrator has received 4039 likely valid claims for hips (cut-off date June 5, 2003) and knees (cut-off date November 17, 2003) and 141 claims for reprocessed shells (cut-off date September 8, 2004). The above amount also covers the costs of a court-approved agreement for 125 late reported revision surgeries. Under the terms of this agreement the company will reimburse the Sulzer Settlement Trust with USD 250000 for each revision surgery between 4001 and 4100.

7.   Transaction costs/gain on contractual settlement

In the first six months of 2003 expenses related to the potential takeover of the company amounted to CHF 16 million, of which CHF 11 million was recorded in the second quarter and CHF 5 million in the first quarter. The CHF 5 million recorded in the first quarter has been reclassified from “Non-operating expenses”. Out of a total contractual claim against ATS Medical, Inc. of USD 23 million covering a payment period up to 2008, an income of USD 7 million (CHF 10 million) was booked at the end of June, reflecting the contractual settlement with ATS.

8.   Provisions

In the first half of 2003, provisions in total of CHF 33 million were used and an additional provision of CHF 61 million related to the hip and knee implant litigation settlement was recorded. No other major change in provisions was made.

9.   Senior Credit Facility/ Non-current borrowings

The Senior Credit Facility of USD 331 million as at December 31, 2002 has since been paid down to USD 253 million as at June 30, 2003. The instalments were primarily funded by the cash proceeds from the disposal of Carbomedics and Mitroflow in January 2003. The increase in the senior credit facility expressed in USD compared to the end of the first quarter (USD 250 million) was a result of the weakening US Dollar against the Euro as the loan is recorded in US Dollars and a substantial part of the loan is in Euro.  Non-current borrowings have been reduced in the first half of 2003 to CHF 351 million from CHF 477 million at the end of 2002.

10.   Subsequent events

On July 9, 2003 the Board of Centerpulse published its report on the offer by Zimmer as required by Swiss Takeover Law. The Board came to the conclusion that it would be premature to make any recommendation given the considerable difference in conditionality of the two offers, the share price of Centerpulse and the market expectations at that time. However, it concluded that a combination with either of the offerors would better serve the long-term interests of shareholders than the continued independence of Centerpulse. On August 6, 2003, Smith & Nephew announced that it would not increase its previous offer. The Board will make a final recommendation in due course. The offer period of both offers ends on August 27, 2003, according to the current timetable.

The «Safe Harbor» Statement

This report contains forward-looking statements including, but not limited to, projections of future performance of materials and products, financial condition, results of operations and cash flows, containing risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company’s Securities and Exchange Commission filings and other known and unknown risks and various other factors which could cause the actual results or performance to differ materially from the statements made herein.

Centerpulse Ltd.
8050 Zurich
Switzerland

Phone +41 1 306 96 96
Fax +41 1 306 96 97
www.centerpulse.com

Investor Relations
Phone +41 1 306 98 25
Fax +41 1 306 98 31
investor-relations@centerpulse.com

This report is published in German and English.